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                      [LYNX THERAPEUTICS, INC. LETTERHEAD]


March 30, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Lynx Therapeutics, Inc.
     Registration Statement on Form S-3 (No. 333-32450)
     Application for Withdrawal under Rule 477

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement on Form S-3 that was filed with the Securities and Exchange Commission on March 14, 2000. Please note that the Registration Statement has not yet been declared effective. This application is made on the grounds that based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact the undersigned at (510) 670-9325 or Gianna M. Bosko of Cooley Godward LLP at (650) 843-5045.

Sincerely,

LYNX THERAPEUTICS, INC.

/s/ EDWARD C. ALBINI
------------------------
Edward C. Albini
Chief Financial Officer